United States Securities and Exchange Commission
Washington, D.C.  20549

Commission File Number:  0-8482

FORM 12b-25

NOTIFICATION OF LATE FILING

[X]  Form 10-K     [  ] Form 20-F     [  ] Form 10-Q     [  ] Form N-SAR

For period Ended:   December 31, 2002

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:                                                        Astrocom Corporation
Former name if Applicable:
Address of Principal Executive Office (Street and Number):  3500 Holly Lane North, Suite 60
City, State and Zip Code:                                                     Plymouth, MN  55447-1284

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

[  ]    (a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)    The subject annual report, semi-annual report, transition report on Forms 10-K,
        10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will  be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            Filer experienced unanticipated technical difficulties which prevented timely submission of the filing.

Part IV - Other Information

(1)    Name and telephone number of person to contact in regard to this notification.

        Ronald B. Thomas            (612)                     378-7800
         (Name)                        (Area Code)       (Telephone Number)

(2)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                            [X]  Yes      [  ]  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                            [  ]  Yes      [X]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Astrocom Corporation
(Name of registrant as Specified in Charter)

Has caused this information to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 1, 2003                                        By:    /s/ Ronald B. Thomas
                                                                                     Ronald B. Thomas
                                                                                     President and CEO